EXHIBIT (c)(2)

Chartered Capital Advisers, Inc.
590 Madison Avenue – 21st Floor
New York, New York 10022
(212) 327-0200 – (212) 327-0225 Fax

August 10, 2009

Independent Directors Committee
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, NJ 07506

Dear Members of the Independent Directors Committee:

We understand that the Independent Directors Committee (the “Committee”) of the Board of Directors (the “Board”) of Colonial Commercial Corp. (“CCC” or the “Company”) is evaluating the proposed purchase (the “Proposed Purchase”) by the Company of its Convertible Preferred Stock (the “Preferred Stock”).  The Committee has engaged Chartered Capital Advisers, Inc. (“CCA”) to analyze and, if appropriate, render an opinion to the Committee regarding the fairness, from a financial point of view, of the consideration (the “Consideration”) to be paid to the holders of the Preferred Stock in connection with the Proposed Purchase.

Under the terms of the Proposed Purchase, the Company would make an unconditional offer (the “Tender Offer”) to purchase the Preferred Stock for a cash price of $1.25 per share.  Those shareholders who tendered their Preferred Stock would be paid in cash promptly after the expiration of the Tender Offer.  Those shareholders choosing not to participate in the Proposed Purchase would continue to own the Preferred Stock, with all of its current rights, including the right to convert on a share-for-share basis into the Company’s common stock (the “Common Stock”).  It is possible, however, that as a result of the Proposed Purchase, the Company may cease to have the requisite number of holders of Preferred Stock that would mandate an ongoing obligation of the Company to make periodic filings with the Securities and Exchange Commission (“SEC”).

CCA is customarily engaged in the valuation of securities and other financial advisory services in connection with mergers and acquisitions, recapitalizations, private placements, financial restructuring, shareholder transactions, financial reporting, estate and gift taxes, litigation, and for other purposes.

In connection with rendering our opinion we have, among other things:

(i)	Visited the headquarters of CCC;

(ii)	Conferred with the management of CCC (“Management”), members of the Committee, and the legal advisors to the Committee;

(iii)	Reviewed a draft of Tender Offer Statement and supporting exhibits, and various documents relating thereto;

(iv)
Reviewed various documents and other information prepared by or in connection with the Company including, but not limited to documents filed with the SEC, historical financial statements, financial projections, marketing information, Restated Certificate of Incorporation dated as of September 29, 2006, analysis of stockholders, an analysis of the potential cost savings that could result from the Proposed Purchase, and the Company Website;

(v)	Analyzed the historical financial performance and financial condition of CCC;

(vi)	Analyzed CCC financial projections prepared by Management;

(vii)	Analyzed the historical prices of the Preferred Stock and the Common Stock;

(viii)	Considered the Company’s current capitalization, financial condition, and risks relating thereto;

(ix)	Considered the structure, rights, and privileges of the Preferred Stock and their impact upon the value of the Preferred Stock in comparison to the value of the Common Stock;

(x)	Considered the illiquidity of the Preferred Stock and risks relating thereto;

(xi)
Evaluated the consideration to be paid to the holders of the Preferred Stock in the Proposed Purchase, taking into consideration various valuation benchmarks that would impact going-concern value including:

a.	Net book value;
b.	Net tangible book value;
c.	Net asset value;
d.	Net liquidation value;
e.	Current and historical market price of the Preferred Stock and the Common Stock;
f.	Capitalization multiples of guideline public companies;
g.	Discounted cash flow analysis;
h.	Capitalization multiples and the premium paid in an acquisition deemed to be relevant to CCC;
i.	Application of merger & acquisition premia paid to acquire controlling interests in publicly held companies, even though the Preferred Stock represents a noncontrolling interest in CCC; and
j.	The price paid by the Company during 2008 in a tender offer to purchase odd lots of the Preferred Stock;and
k.	The prices paid by the Company to purchase Common Stock and Preferred Stock in the open market;

(xii)	Considered the historical lack of dividends on the Preferred Stock, and inability of the Company to pay dividends in the foreseeable future due to loan covenants and its high degree of leverage;

(xiii)	Considered the absence of any recent or anticipated offers to purchase a controlling interest in the Company or its assets;

(xiv)
Considered the cost savings to the Company if, as a result of the Proposed Purchase, it ceased to be required to make periodic filings to the SEC, and the potential favorable impact upon the Company and its holders of Common Stock and, indirectly, the intrinsic value of the Preferred Stock that may be owned by shareholders who choose not to tender their shares in the Proposed Purchase;

(xv)
Considered the basis for Management’s belief that the Company does not realize any current or near-term prospective benefit from being a public company and that, in the event that as a result of the Proposed Purchase the Company ceased to be required to make SEC filings, the Company and, indirectly, its shareholders, would not be adversely affected in terms of the intrinsic value of their stock;

(xvi)	Considered the process employed by the Committee in developing the price, terms, and structure of the Proposed Purchase;

(xvii)
Considered the cost, terms, and source of the financing of the Proposed Purchase, the potential impact relating thereto upon the shareholders who choose not to tender their shares in the Proposed Purchase; and

(xviii)	Considered such other information, financial studies, and analyses as we deemed relevant, and performed such analyses, studies, and investigations as we deemed appropriate.

Chartered Capital Advisers has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us that was obtained from Management and from public sources that are routinely used in our profession.  We have assumed that:  (i) the representations of Management and its advisors have been made in good faith, and that they reflect the best currently available Management judgments as to the matters covered; and (ii) that the distributions under the Proposed Purchase would be made on a timely basis as described in the draft of the Tender Offer Statement and supporting exhibits and documents.  We express no view as to such projections or the assumptions on which they were based.  We have not conducted or been provided with any valuation or appraisal of assets or liabilities of CCC, nor have we evaluated the solvency of CCC before or after the Proposed Purchase under any state or federal laws relating to bankruptcy, insolvency, or similar matters.  We are not legal, regulatory, or tax experts, and have relied on the assessments made by advisors to CCC with respect to such issues.

Our opinion is necessarily based upon economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.  CCA disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come up or be brought to our attention after the date hereof.  Notwithstanding and without limiting the foregoing, in the event that there is any change of fact or matter affecting our opinion after the date hereof and prior to the consummation of the Proposed Purchase, CCA reserves the right to change, modify, or withdraw this letter.  We are expressing no opinion herein as to:  (i) the price at which the Common Stock or the Preferred Stock will trade at any future date; (ii) the liquidity of the aforementioned securities at any future date; or (iii) the ability of the Company to realize benefits anticipated as a result of the Proposed Purchase.

Our opinion is limited to the fairness of the Consideration, from a financial point of view, to the holders of the Preferred Stock and Common Stock.  No other party, such as the lenders, creditors, employees, Management, or members of the Board who are not members of the Committee may rely upon this opinion.  This opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, or otherwise as tax advice, accounting advice, or investment advice.  This opinion should not be construed as creating any fiduciary duty on CCA’s part to any party.  We are not expressing any opinion as to the fair market value or investment merits of the Preferred Stock or the Common Stock.  We make no representations regarding the business decision by the Committee to authorize the Proposed Purchase, the capacity of CCC to fulfill its obligations under the Proposed Purchase, the current or future value or marketability of the Preferred Stock or the Common Stock, or the fairness of the Proposed Purchase to any party other than the holders of the Preferred Stock and Common Stock.  This letter is not intended to substitute for the Committee’s exercise of its own business judgment in reviewing the Proposed Purchase.  We have not been engaged to price, structure, or negotiate the Proposed Purchase or to determine whether the terms could be enhanced, or to determine whether a transaction could be consummated with an alternative party or source of financing.

It is understood that this opinion is for the information of the Committee and its advisors in connection with the Proposed Purchase, and may not be used for any other purpose without our prior written consent, except that the Company may review, summarize, or otherwise reference the existence of this opinion in documents pertaining to the Proposed Purchase, provided that any such summary or reference language shall be subject to the prior approval of CCA.  This opinion is not a recommendation as to how the Committee should vote or act with respect to any matters pertaining to the Proposed Purchase, nor is it a recommendation for the holders of the Preferred Stock to tender their shares.  Also, we make no representations as to whether the consideration to be paid in the Proposed Purchase is the best possible attainable under any circumstances.  The decision as to whether to proceed with the Proposed Purchase or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which our opinion is based.

CCA has never provided services to CCC.  Our fees are not contingent upon whether the Proposed Purchase is approved by the Committee or any other contingent event.  CCC has agreed to indemnify us for certain liabilities arising out of our engagement.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof the Consideration is fair, from a financial point of view, to the holders of the Preferred Stock who may choose to tender their stock, and the Proposed Purchase is fair, from a financial point of view, to all other holders of Common Stock and Preferred Stock.

The foregoing opinion is to be used solely for the information and assistance of the Committee.  Accordingly, it is understood that no person other than CCC, the Committee and its advisors, the persons filing Schedule 13E-3’s in connection with this tender offer transaction, and the holders of Common Stock and the holders of the Preferred Stock shall be allowed to use or rely upon this opinion.

Yours truly,

CHARTERED CAPITAL ADVISERS, INC.

/s/ Ronald G. Quintero
Ronald G. Quintero, CPA, CFA, ABV, CDBV
Managing Director